FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Acquisition of Amolyt Pharma completed

15 July 2024

Acquisition of Amolyt Pharma completed

AstraZeneca today announced the successful completion of the acquisition of Amolyt Pharma, a clinical-stage biotechnology company focused on developing novel treatments for rare endocrine diseases.

The acquisition bolsters the Alexion, AstraZeneca Rare Disease late-stage pipeline and expands on its bone metabolism franchise with the notable addition of eneboparatide (AZP-3601), a Phase III investigational therapeutic peptide with a novel mechanism of action designed to meet key therapeutic goals for hypoparathyroidism. In patients with hypoparathyroidism, a deficiency in parathyroid hormone (PTH) production results in significant dysregulation of calcium and phosphate, which can lead to life-altering symptoms and complications, including chronic kidney disease.1  This programme, together with Amolyt's talent, expertise and earlier pipeline, will enable Alexion's expansion into rare endocrinology.

Financial considerations
Under the terms of the definitive agreement, AstraZeneca has acquired all of Amolyt Pharma's outstanding shares for a total consideration of up to $1.05 billion, on a cash and debt free basis. This includes $800 million upfront at deal closing, plus the right for Amolyt Pharma's shareholders to receive an additional contingent payment of $250 million payable upon achievement of a specified regulatory milestone. AstraZeneca looks forward to welcoming the employees of Amolyt Pharma.

Notes

Eneboparatide (AZP-3601)
Eneboparatide (AZP-3601) is an investigational therapeutic peptide designed to bind with high affinity to a specific conformation of the parathyroid hormone (PTH) receptor 1.2 Therapeutic goals include: regulating and maintaining serum calcium levels in the normal range, and thereby managing the symptoms of hypoparathyroidism; limiting urine calcium excretion by restoring calcium reabsorption by the kidney; and potentially preventing progressive decline in kidney function and the development of chronic kidney disease.3 Eneboparatide is also designed to have a short plasma half-life to potentially restore bone turnover to a more physiologic state and to help preserve bone integrity.2

Hypoparathyroidism
Hypoparathyroidism is a rare condition defined by a deficiency of parathyroid hormone that results in decreased calcium and elevated phosphorus levels in the blood.1 Approximately 80% of the estimated 115,000 people in the United States and 107,000 in the European Union with hypoparathyroidism are women.4,5 Despite available treatments, patients experience persistent, life-altering symptoms and often develop complications and comorbidities that diminish quality of life and create segments of the patient population with specific clinical needs. Clinical manifestations of hypoparathyroidism impact many tissues and organ systems, in particular, the kidneys and bone.6,7

Forward-looking statements
This announcement may include statements that are not statements of historical fact, or "forward-looking statements," including with respect to AstraZeneca's acquisition of Amolyt Pharma. Such forward-looking statements include, but are not limited to, AstraZeneca's and Amolyt Pharma's beliefs and expectations and statements about the benefits sought to be achieved in AstraZeneca's acquisition of Amolyt Pharma, the potential effects of the acquisition on both AstraZeneca and Amolyt Pharma, as well as the expected benefits and success of eneboparatide (AZP-3601). These statements are based upon the current beliefs and expectations of AstraZeneca's and Amolyt Pharma's management and are subject to significant risks and uncertainties. There can be no guarantees that eneboparatide (AZP-3601) will receive the necessary regulatory approvals or prove to be commercially successful if approved. If underlying assumptions prove inaccurate or risks or uncertainties materialise, actual results may differ materially from those set forth in the forward-looking statements. Risks and uncertainties include, but are not limited to, uncertainties as to the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the risk that shareholder litigation in connection with the offer or the acquisition may result in significant costs of defence, indemnification and liability; the possibility that the achievement of the specified milestone described in the acquisition agreement may take longer to achieve than expected or may never be achieved and the resulting contingent milestone payment may never be realised; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of COVID-19; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; competition from other products; and challenges inherent in new product development, including obtaining regulatory approval.

Neither AstraZeneca nor Amolyt Pharma undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in AstraZeneca's Annual Report on Form 20-F for the year ended 31 December 2023, as amended by any subsequent filings made with the SEC. These and other filings made by AstraZeneca with the SEC are available at www.sec.gov.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Clarke BL, et al. Epidemiology and diagnosis of hypoparathyroidism. J Clin Endocrinol Metab. 2016;101(6):2284-99.
2.  Takacs I, et al. An open-label phase 2 study of eneboparatide, a novel PTH receptor 1 agonist, in hypoparathyroidism. J Endocrinol Metab. 2024;dgae121.
3.   Khan A, et al. Evaluation and management of hypoparathyroidism summary statement and guidelines from the second international workshop. J Bone Miner Res. 2022;37(12):2568-2585.
4.   Vadiveloo, T, et al. A Population-based study of the Epidemiology of Chronic Hypoparathyroidism. J Bone Miner Res. 2018;33(3):478-485.
5.   Villarroya-Marquina I, et al. Influence of gender and women's age on the prevalence of parathyroid failure after total thyroidectomy for multinodular goiter. Gland Surg. 2020;9(2):245-251.
6.   Bilezikian JP. Hypoparathyroidism. J Clin Endocrinol Metab. 2020;105(6):1722-36.
7.   Abate EG, et al. Review of Hypoparathyroidism. Front Endocrinol (Lausanne). 2017;7:172.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 15 July 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary